EXHIBIT 3.1

AMENDMENT

TO THE BYLAWS

OF

NATIONAL HEALTHCARE CORPORATION

The Bylaws of National HealthCare Corporation which were approved by the Board of Directors on October 3, 1997 are hereby amended as follows:

1.

Section 1.1 of the Bylaws is hereby deleted in its entirety and replaced with the following:

“1.1

Annual Meeting.  The annual meeting of the stockholders shall be held, at such place within or without the state of incorporation as may be designated by the Board of Directors, on such date and at such time as shall be designated each year by the Board of Directors and stated in the notice of the meeting.  At the annual meeting the stockholders shall elect directors by a vote as provided in Section 2.1 of these Bylaws and transact such other business as may properly be brought before the meeting.”

2.

Section 1.4(b) is hereby amended by adding the following as a new second paragraph to Section 1.4(b):

“Furthermore, to be eligible to be a nominee for election or reelection as a Director of the corporation, a person must deliver to the Secretary at the corporation’s principal place of business a written representation and agreement (in the form provided by the Secretary upon written request) that such person (i) will abide by the requirements of Section 2.1, and (ii) in such person’s individual capacity and on behalf of any person or entity on whose behalf the nomination is being made, would be in compliance, if elected as a director of the corporation, and will comply with all applicable publicly disclosed corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines of the corporation.”

3.

Section 2.1 of the Bylaws is hereby deleted in its entirety and replaced with the following:

“2.1

Qualification and Election.  Directors need not be stockholders or residents of this State, but must be of legal age. Each Director shall be elected by the vote of a majority of the votes cast with respect to the Director’s election at any meeting for the election of Directors at which a quorum is present, subject to the rights of the holders of any series of preferred stock to elect Directors in accordance with the terms thereof. For purposes of this paragraph, a majority of the votes cast means that the number of shares voted “for” a Director must exceed 50% of the votes cast with respect to that Director’s election. The votes cast shall include votes to withhold authority in each case and exclude abstentions with respect to that Director’s election. Notwithstanding the foregoing, in the event of a contested election of Directors, Directors shall be elected by the vote of a plurality of the votes cast at any meeting for the election of Directors at which a quorum is present. For purposes of these Bylaws, a contested election shall mean any election of Directors in which the number of nominees exceeds the number of Directors to be elected.  Each director shall hold office until the expiration of the term for which he is elected, and thereafter until his successor has been elected and qualified.

If an incumbent Director is not elected due to a failure to receive a majority of the votes cast as described above and his or her successor is not otherwise elected and qualified, the Director shall promptly tender his or her resignation to the Board of Directors in accordance with the agreement contemplated by Section 1.4(b). The Nominating and Corporate Governance Committee shall consider the resignation and make a recommendation to the Board of Directors as to whether to accept or reject the tendered resignation, or whether other action should be taken. The Board of Directors shall act on the tendered resignation, taking into account the Nominating and Corporate Governance Committee’s recommendation, and publicly disclose (by a press release, a filing with the Securities and Exchange Commission or other broadly disseminated means of communication) its decision regarding the tendered resignation and the rationale behind the decision within 90 days from the date of the certification of the election results. The Nominating and Corporate Governance Committee in making its recommendation, and the Board of Directors in making its decision, may each consider any factors or other information that it considers appropriate and relevant. Any Director who tenders his or her resignation shall not participate in either the Nominating and Corporate Governance Committee’s or Board of Directors’ consideration or other action regarding whether to accept the resignation. However, if each member of the Nominating and Corporate Governance Committee failed to receive a majority of the votes cast at the same election, then the Independent Directors who did not fail to receive a majority of the votes cast shall appoint a committee amongst themselves to consider the resignations and recommend to the Board of Directors whether to accept them.

If an incumbent Director resignation pursuant to the foregoing paragraph is not accepted by the Board of Directors, such Director shall continue to serve until the next annual meeting and until his or her successor is duly elected, or his or her earlier resignation or removal. If a Director’s resignation is accepted by the Board of Directors, or if a nominee for Director is not elected and the nominee is not an incumbent Director, then the Board of Directors, in its sole discretion, may fill any resulting vacancy pursuant to the provisions of Section 8.3 of the Certificate of Incorporation and Section 4.4 hereof or may decrease the size of the Board of Directors pursuant to the provisions of Section 2.2 hereof.”

Unanimously approved by the Board of Directors at a meeting held on February 14, 2013.

/s/ John K. Lines

John K. Lines

SVP, General Counsel & Secretary